EXHIBIT 99.4

WOULD YOU LIKE YOUR DIVIDENDS PAID INTO YOUR BANK?

If so, complete this form and send it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

Please forward until further notice all dividends and other distributions which become due on shares in Unilever PLC (client code: 1201) registered in my (our) name(s) to: (Please use BLOCK CAPITALS)

Name and address of bank or building society	Sort Code
Bank or building society account number

Building society reference or roll number

or such other branch of the bank or building society as the bank or building society may from time to time instruct. Your compliance with this request discharges the liability of Unilever PLC and its Registrars in respect of such payments.

Names of all shareholders (in the order in which they appear on the share certificate)	Signature(s) (in the case of jointly held shares, all joint shareholders must sign)

Address

Shareholder account number (see Proxy Form)	Date
This form is only to be used by private shareholders. For corporate bodies and other shareholders please contact Lloyds TSB Registrars.

HAVE YOU RECEIVED TWO OR MORE SETS OF THESE SHAREHOLDER DOCUMENTS?

If so, this means that there is more than one account in your name on the Unilever PLC shareholder register, probably because either your name or your address appear on each account in a slightly different way.

For security reasons, the Registrars will not amalgamate these accounts without your written consent, so if you would like any multiple accounts combined into one account, please complete this form and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. (Please use BLOCK CAPITALS)

Number of sets of documents received:

Name and address as they appear on each of the sets of documents you have received: (write overleaf if necessary)

Correct full name (including middle names):

(for joint shareholder accounts give full names of all account holders, in the order in which they appear on the share certificates)

Correct full address (including postcode):

I/We have received more than one set of these shareholder documents. Please amalgamate the accounts detailed above.
Signature(s) of shareholder account holder(s):

(signature of all account holders required for joint accounts)